Mail Stop 3561

October 23, 2006

Via U.S. Mail

Fabrizzio Busso-Campana
Crystal International Travel Group, Inc.
641 Shunpike Road, Suite 333
Chatham, NJ 07928

Re: Crystal International Travel Group, Inc.
Amendment no. 3 to Registration Statement on Form SB-2
Filed October 11, 2006
File No. 333-136143

Dear Mr. Busso-Campana,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that page references are to the copy you provided to us.

Registration Statement
Cover Page

1. In footnote (2) to your fee table you state that the principal amount of your 6% Callable Convertible Secured Promissory Notes is $3,505,711. On page 9, the principal amount is $3,355,711. Please revise or advise.

2. We note your response to prior comment 2 of our letter dated October 6, 2006. Given the nature and the size of your transaction we continue to believe that the transaction does not comply with our guidance regarding indirect primary offerings.

Prospectus Summary, page 1

3. We note your response to prior comments 6 and 14. Your summary should present a balanced view of your company, including your acquisition of the SunTrips brand name. Please revise your summary to disclose the amount of revenue you derive from SunTrips. We note your disclosure on page 17.

Exhibit 5.1

4. As a follow up to prior comment 19, please delete the last sentence of your opinion, or file a new opinion on your requested effective date. For your planning purposes, please be aware that we will need to review the signed legal opinion prior to the registration statement being declared effective.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3316 with any other questions.

Regards,

Messeret Nega
Attorney-Advisor

cc: Jeffrey M. Quick, Esq.
        Quick Law Group PC
        via facsimile: (303) 845-7315